Exhibit (a)(5)(iv)
LIBERTY GLOBAL ANNOUNCES FINAL RESULTS
OF DUTCH AUCTION SELF-TENDER OFFERS
Exercised Right to Purchase Additional Series C Shares
Englewood, Colorado — September 14, 2007: Liberty Global, Inc. (“Liberty Global”) (NASDAQ: LBTYA, LBTYB and LBTYK) announced today the final results of its modified Dutch auction self-tender offers to purchase up to 5,682,000 shares of its Series A common stock and up to 5,682,000 shares of its Series C common stock, which expired at 5:00 p.m., New York City time, on September 10, 2007. Based on the final tabulation by the depositary for the tender offers and the number of shares accepted for purchase under each tender offer, the purchase price for the Series A tender offer is $43.00 per share and the purchase price for the Series C tender offer is $40.00 per share.
The respective tender offer price ranges were $40.00-$44.00 for the Series A tender offer and $40.00-$44.00 for the Series C tender offer. A majority of the shares tendered in each tender offer were tendered at a price equal to or greater than $43.00.
Based on the final tabulation by the depositary, 12,124,236 shares of Series A common stock were properly tendered and not withdrawn, of which 6,715,232 shares of Series A common stock were properly tendered and not withdrawn at or below the purchase price of $43.00 per Series A share. Also based on the final tabulation by the depositary, 52,595,883 shares of Series C common stock were properly tendered and not withdrawn, of which 11,393,611 shares of Series C common stock were properly tendered and not withdrawn at the purchase price of $40.00 per Series C share. Liberty Global has exercised its right to purchase up to an additional 2% of its outstanding Series C common stock in the Series C tender offer.
Liberty Global has accepted for purchase 5,682,000 shares of its Series A common stock and 9,510,517 shares of its Series C common stock, representing a total purchase of approximately $625 million. The depositary has advised Liberty Global that the final proration factor was 85.08785% for the Series A tender offer and 83.5237% for the Series C tender offer. Any “odd lot” shares of Series A common stock or Series C common stock properly tendered and not withdrawn at or below the applicable purchase price will not be subject to proration.
The information agent for the tender offers is D.F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (800) 207-3158.
About Liberty Global, Inc.
Liberty Global is the leading international cable operator offering advanced video, voice and broadband Internet services to connect its customers to the world of entertainment, communications and information. As of June 30, 2007, Liberty Global operated state-of-the-art broadband communications networks that served approximately 16 million customers across 17 countries principally located in Europe, Japan, Chile, and Australia. Liberty Global’s operations also include significant media and programming businesses such as Chellomedia in Europe.

For more information, please visit www.lgi.com or contact:

Christopher Noyes	Hanne Wolf
Investor Relations — Denver	Corporate Communications — Denver
303.220.6693	303.220.6678

Iván Nash Vila	Bert Holtkamp
Investor Relations — Europe	Corporate Communications — Europe
+41 44 277 9738	+31 20 778 9447

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